EXHIBIT 99.1
FORM 51-102F3
Amendment to Material Change Report
     The material change report of The Thomson Corporation dated May 23, 2007 (the “Report”) is hereby amended to include as Appendix B thereto the attached consent of Bear, Stearns & Co. Inc. (“Bear Stearns”) to all references to Bear Stearns and its opinion letter contained in the Report under the heading “Item 4 — Summary of Material Change” and in Appendix A to the Report.
     Dated: September 27, 2007

APPENDIX B
CONSENT OF BEAR, STEARNS & CO. INC.

We hereby consent to all references to us and our opinion letter as described in the material change report of The Thomson Corporation (the “Company”), dated May 23, 2007 and as amended on September 27, 2007, under the heading “Item 4 — Summary of Material Change” and in Appendix A to such material change report, all of which are contained in Exhibit 99.1 to the Company’s Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on May 23, 2007, as amended by Exhibit 99.1 to the Company’s Form 6-K/A furnished to the SEC on September 27, 2007. Furthermore, we also consent to the incorporation by reference of the above-mentioned material change report, as amended, in the Company’s registration statement on Form F-9 (File No. 333-128045), and in the Company’s registration statements on Form S-8 (No. 333-105280), Form F-3 (No. 333-97203), Form S-8 (No. 333-12284), Form S-8 (No. 333-126782) and Form S-8 (No. 333-135721). By such consent, we do not concede that we are an “expert” for purposes of the Securities Act of 1933, as amended.

BEAR, STEARNS & CO. INC.

By:	/s/ John P. Fargis
	Name:	John P. Fargis
	Title:	Senior Managing Director
New York, New York September 27, 2007